

December 19, 2013

Via E-mail
Ms. Yan Wang
President, Treasurer and Secretary
Vesta International, Corp.
56-26 Chongshan Middle Rd, 1-5-1, Huanggu
Shenyang, Liaoning, China, 110031

> **Re:** **Vesta International, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 9, 2013**
> **File No. 333-190656**

Dear Ms. Wang:

We have reviewed the amended registration statement and have the following comments.

Sales and Marketing Strategy, page 22

1.   We note your revised disclosure in response to comment five in our letter dated October 8, 2013; however, you continue to not provide the basis upon which you rely to make broad market statements such as "[t]here is rise of the construction industry and conversion and modification of old housing in [the Commonwealth of Independent States and Eastern European] countries." Please revise your disclosure accordingly.

Contracts with San-Svit, Ltd., page 24

2.   You disclose, among other things, that pricing of the products is included in the "Specification to the Contract." Section 1 of Exhibit 10.4 provides that the "Specifications" are an integral part of the contract. As this part of the contract appears to be missing from Exhibit 10.4, please advise or otherwise file a complete copy of the San –Svit contract with your next amendment.

3.   Please expand your disclosure of the material terms of the contract to state that the contract will be valid until December 31, 2014, and that in the event of a dispute or disagreement which is not resolved in two weeks, the parties will arbitrate such disputes in the Arbitration Court at Chamber of Commerce and Industry in Kiev, Ukraine.

Report of Independent Registered Public Accounting Firm, page 40

4.   We note that you have included a review report from Cutler & Co. LLC for your interim financial statements that reference the three-months and six-months ended September 30,

2013, and the cumulative period May 11, 2011 (Inception) to September 30, 2013 for your statements of operations, changes in stockholder's equity and cash flows. However, the report excludes the three-months and six-months ended September 30, 2012, which are also presented. Please request Cutler & Co. LLC to provide you with a review report that captures all periods presented in the interim financial statements presented, as all periods are required to be reviewed. Please refer to Article 10-01(d) of Regulation S-X for guidance. Please also request Cutler & Co. LLC to revise their consent accordingly.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director